# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perpetuals.com Ltd, CIK 0001944399
CUSIP: 27030F202
Title of class of securities: American Depositary Shares, each representing 5 Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 5-7-11, Ueno,, Taito-ku,, Tokyo,, Japan (M0), 110-0005
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002036787

## Reporting persons
- Eadwacer Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: South Carolina (SC); member of a group; sole voting power 0; shared voting power 795,620; sole dispositive power 0; shared dispositive power 795,620; aggregate amount beneficially owned 795,620 (3.5% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1 to the Statement on Schedule 13G (this ''Amendment No. 1''), such percentage is based on 22,828,812 ordinary shares, no par value per share, of the issuer (''Ordinary Shares'') outstanding as of March 31, 2026, as verified with the issuer. The amounts listed in rows 6, 8 and 9 represent Ordinary Shares, which are represented by American Depositary Shares of the issuer (''ADSs''), and such amounts and the percentage in row 11 are based on (i) 111,932 ADSs, representing 559,660 Ordinary Shares, and (ii) warrants to purchase up to 47,192 ADSs, representing 235,960 Ordinary Shares (the ''Warrants''), in each case directly held by the reporting person. Each ADS represents five Ordinary Shares.
- Christopher Finn: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 795,620; sole dispositive power 0; shared dispositive power 795,620; aggregate amount beneficially owned 795,620 (3.5% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1, such percentage is based on 22,828,812 Ordinary Shares outstanding as of March 31, 2026, as verified with the issuer. The amounts listed in rows 6, 8 and 9 represent Ordinary Shares, which are represented by ADSs, and such amounts and the percentage in row 11 are based on (i) 111,932 ADSs, representing 559,660 Ordinary Shares, and (ii) Warrants to purchase up to 47,192 ADSs, representing 235,960 Ordinary Shares, in each case indirectly held by the reporting person.

## Item 1. Issuer
Name of issuer: Perpetuals.com Ltd
Address of issuer's principal executive offices: 5-7-11, Ueno, Taito-ku, Tokyo, Japan 110-0005

## Item 2. Person Filing
Name of person filing:
(i) Eadwacer Holdings, LLC, a South Carolina limited liability company ("Eadwacer"); and

(ii) Christopher Finn ("Mr. Finn").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the ''SEC'') on October 20, 2025 (the "Schedule 13G"), pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G and this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 26 New Street, Charleston, SC 29401.
Citizenship: Eadwacer is a limited liability company organized under the laws of the State of South Carolina. Mr. Finn is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in item 4 in the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares, and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons. The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on 22,828,812 Ordinary Shares outstanding as of March 31, 2026, as verified with the issuer.

Eadwacer holds (i) 111,932 ADSs, representing 590,660 Ordinary Shares and (ii) Warrants to purchase up to 47,192 ADSs, representing 235,960 Ordinary Shares.

Consequently, Eadwacer is the beneficial owner of 795,620 Ordinary Shares (the "Shares"). Eadwacer has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Mr. Finn. Mr. Finn does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Finn may be deemed to beneficially own the Shares which are beneficially owned by Eadwacer.
Percent of class:
(A) Eadwacer: 3.45 %

(B) Mr. Finn: 3.45 %
Sole power to vote or to direct the vote:
(A) Eadwacer: 0.00

(B) Mr. Finn: 0.00
Shared power to vote or to direct the vote:
(A) Eadwacer: 795,620.00

(B) Mr. Finn: 795,620.00
Sole power to dispose or to direct the disposition:
(A) Eadwacer: 0.00

(B) Mr. Finn: 0.00
Shared power to dispose or to direct the disposition:
(A) Eadwacer: 795,620.00

(B) Mr. Finn: 795,620.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Eadwacer Holdings, LLC: /s/ Christopher Finn, Christopher Finn, Manager (05/13/2026)
- Christopher Finn: /s/ Christopher Finn, Christopher Finn (05/13/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated October 20, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on October 20, 2025)